Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Receives Delisting Notification from Nasdaq

Brisbane, Australia, 23 June 2010. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today received notice from the Nasdaq Stock Market that its securities will be delisted due to a minimum bid price deficiency under Nasdaq Listing Rule 5500(a)(2).

The notice states that trading in the Company’s securities will be suspended at the opening of business on July 2, 2010, at which time a form 25-NSE will be filed with the Securities and Exchange Commission which will remove the Company’s securities from listing and registration on the Nasdaq Stock Market.

This is not unexpected and Progen is currently seeking advice and will provide an update to the market at a later stage.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Jo-Ann Modesti
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

By Electronic Delivery to:pauld@progen-pharma.com;leeh@progen-pharma.com;kaufmanr@gtlaw.com

June 23, 2010

Mr. Paul Dixon

General Manager Finance and Corporate Secretary

Progen Pharmaceuticals Limited

16 Benson St, Toowong

Queensland 4066, Australia

Re:	Progen Pharmaceuticals Limited (the “Company”) — Staff Determination
Nasdaq Symbol: PGLA

Dear Mr. Dixon:

On September 4, 2008, Staff notified the Company that the bid price of its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”).(1) Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 3, 2009, to regain compliance with the Rule. On December 24, 2009, given that the Company met The Nasdaq Capital Market (the “Capital Market”) initial inclusion criteria set forth in Listing Rule 5505, (except for the bid price requirement) the Company was provided an additional 180 calendar day compliance period, or until June 21, 2010, to demonstrate compliance.

The Company has not regained compliance with the Rule. Accordingly, its securities will be delisted from the Capital Market. In that regard, unless the Company requests an appeal of this determination as described below, trading of the Company’s ordinary shares will be suspended at the opening of business on July 2, 2010, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

Our Rules require that the Company promptly disclose receipt of this letter through a public announcement disseminated by the news media. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet.(2) The Company must also submit the announcement to Nasdaq’s MarketWatch Department.(3) If the announcement is publicly released during Nasdaq market hours

(1) On October 16, 2008, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension of the bid price requirement through January 19, 2009. On December 19, 2008, the suspension was extended though April 20, 2009. Subsequently, on March 23, 2009, the suspension was further extended through July 20, 2009. On July 14, 2009, the SEC allowed Nasdaq to implement a final extension, such that enforcement of the bid price rule would resume as of August 3, 2009.

(2) Listing Rule 5810(b).

(3) The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at www.NASDAQ.net.

(7:00 am – 8:00 pm Eastern Time), you must notify MarketWatch at least 10 minutes prior to its public release.  If the public announcement is made outside of Nasdaq market hours, the Company must notify MarketWatch of the announcement prior to 6:50 a.m. Eastern Time. For your convenience attached is a list of news services. Please note that if you do not make the required announcement trading in your securities will be halted.(4)

The Company may appeal Staff’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Please note that the Company will be asked to provide a plan to regain compliance to the Panel. Historically, Panels have generally viewed a reverse stock split in 30 – 60 days as the only definitive plan acceptable to resolve a bid price deficiency.(5) Recently, however, the authority of the Panel to grant additional time to companies was modified so that a Panel could allow up to 180 calendar days from the date of this letter, if the Panel deems it appropriate. Accordingly, the Company may wish to consider presenting a plan that includes a discussion of the events that it believes will enable it to regain compliance in this time frame and a commitment to effect a reverse stock split, if necessary.

A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Hearing requests should not contain arguments in support of the Company’s position. The Company may request either an oral hearing or a hearing based solely on written submissions.  The fee for an oral hearing is $5,000; the fee for a hearing based on written submissions is $4,000.  Please send your non-refundable hearing fee by wire transfer to “The NASDAQ Stock Market LLC” in accordance with the instructions on the attached Hearing Fee Payment Form.(6) The request for a hearing must be received by the Hearings Department no later than 4:00 p.m. Eastern Time on June 30, 2010. The request and confirmation of the wire transfer(7) should be sent to the attention of Amy Horton, Associate General Counsel, Nasdaq Office of General Counsel, via email at: hearings@nasdaqomx.com.

Please note that the suspension and delisting will be stayed only if the Hearings Department (the Rockville, MD location) receives the Company’s hearing request on or before 4:00 p.m. Eastern Time on June 30, 2010.

As part of Staff’s ongoing review or in response to any submissions the Company has made or will make, Staff may identify additional deficiencies under Nasdaq’s rules. The Company will be formally notified of any such additional deficiencies and the basis for them.

Please use the link, “Hearing Requests & Process” on the attached chart for detailed information regarding the hearings process. If you would like additional information regarding the hearings process, please call the Hearings Department at +1 301 978 8203.

(4)  Listing IM-5810-1.

(5)  Panels do not typically consider a plan that relies on the market reaction to news as a definitive plan.

(6)  The Form also includes instructions for payment by check.

(7)  The confirmation of the wire transfer should be provided in an electronic file such as a PDF document attached to the email request.

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Listing Rule 5835 prohibits communications relevant to the merits of a proceeding under the Listing Rule 5800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate.  In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department.  Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Listing Rule 5835 will be strictly enforced.

If the Company does not appeal Staff’s determination to the Panel, the Company’s securities will not be immediately eligible to trade on the OTC Bulletin Board or in the “Pink Sheets.” The securities may become eligible if a market maker makes application to register in and quote the security in accordance with SEC Rule 15c2-11, and such application (a “Form 211”) is cleared.(8) Only a market maker, not the Company, may file a Form 211.

While the suspension announcement will be included on the “Daily List,” which is posted and available to subscribers of www.Nasdaqtrader.com at approximately 2:00 p.m. on July 1, 2010, news of the suspension may not be deemed publicly disseminated until the Company makes an announcement through a Regulation FD compliant means of communication.

If you have any questions, please contact Moira Keith, Associate Director, at +1 301 978 8052.

Sincerely,

/s/ Randy Genau
Randy Genau
Director
Nasdaq Listing Qualifications

Enclosures

(8) Pursuant to FINRA Marketplace Rules 6530 and 6540, a Form 211 cannot be cleared if the issuer is not current in its filing obligations.

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